

November 18, 2008

<u>**Via Facsimile and U.S. Mail**</u>
Julie M. Allen, Esq.
Proskauer Rose LLP1585 Broadway
New York, NY 10036-8299

> **Re:** **Wendy's/Arby's Group, Inc.**
> **Schedule 14D-9 filed November 6, 2008**
> **File No. 05-30388**

Dear Ms. Allen:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. The Solicitation or Recommendation, page 2

1.   We note that the board is remaining neutral with respect to the offer. As noted in Exchange Act Rule 14e-2(a), if the board is unable to take a position with respect to the offer, it should disclose the reasons why it is unable to take a position (i.e. unable to recommend or reject the offer). While your current disclosure states that the board believes the decision to tender is a personal investment decision, it does not explain why the board is unable to recommend or reject the offer. Please revise your disclosure to explain in greater detail why the board is remaining neutral. In addition, please address

why the board and Trian affiliated parties negotiated, as a term of the agreement, the board's representation and warranty to remain neutral.

2.   While you include disclosure of the factors considered by the Audit Committee, revise to provide a more balanced overview of the factors, both positive and negative, that were considered. For example, supplement your disclosure to describe why the Audit Committee believed that a waiver of Section 203 of the Delaware General Corporate Law was necessary and/or advisable. Also, in noting the premium to the market price of the stock as compared to the November 4, 2008 closing price, revise to discuss whether the Audit Committee considered any other historical prices of the stock (i.e. the amount, expressed as a premium, of the offer price to the 30 day average closing price?) Revise also to discuss whether the Audit Committee considered the appropriateness of the price to be received as compared to historical prices in light of recent extreme market volatility.

3.   We note your reference to consultations with independent financial and legal advisors. Please revise to clarify the persons with whom the independent directors met. Further, notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration was given to summarizing your discussions with such advisors and attaching as exhibits any written analyses or presentation materials used in issuing their advisory services to the independent members of the board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3737 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Duru
Attorney-Advisor
Office of Mergers & Acquisitions